FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February 2004


                        Commission File Number 333-13944


                        Mahanagar Telephone Nigam Limited
                    ----------------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
                    ----------------------------------------
                 (Translation of Registrant's name into English)


                       12th Floor, Jeevan Bharati Tower-1
                              124 Connaught Circus
                                New Delhi 110 001
                                      India
                    ----------------------------------------
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F __X__      Form 40-F ____


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.



 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes _____      No __X__


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                 Not applicable.

         Attached hereto is a copy of the unaudited financial results under Indian GAAP for the quarter ended December 31, 2003 and the related press release.


                                           MAHANAGAR TELEPHONE NIGAM LIMITED

                                           ( A Govt.of India Enterprise)

                     UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE THREE MONTHS ENDED 31.12.2003

                                                                                                           (Rs. in Millions)

  Sl.No.          Particulars                                           Cumulative for    Cumulative for      Year Ended
                                                  Q3            Q3            the           the period         31.3.2003
                                               2003-04       2002-03     period ended    ended 31-12-2002      (Audited)
                                                                          31-12-2003
     1               2                            3               4              5               6                  7

 1          Net Income from Service            15,239.57     14,631.52       46,063.52       44,272.47          58,065.30
 2          Other Income                          963.13        574.30        1,924.83        1,565.31
                                                                                                                 2,241.35
            Total Income                       16,202.70     15,205.82       47,988.35       45,837.78          60,306.65
 3          Total Expenditure
        a.  Staff Cost                          3,523.62      3,742.04       10,257.90       10,943.74          14,338.53
        b.  Admn./Operative Expenditure         2,397.03      2,311.60        7,474.66        6,849.54          10,108.21
        c.  Licence Fee                         1,611.75      1,580.38        5,177.88        4,764.34
                                                                                                                 5,818.16
        d.  Revenue Sharing                     2,305.86      1,877.05        6,576.21        6,138.36
                                                                                                                 8,445.58
 4          Interest                               72.40         66.97          233.05          149.48
                                                                                                                   328.19
 5          Depreciation                         (644.66)     2,248.86        3,943.15        6,342.11
                                                                                                                 8,670.42
            Total Expenditure                   9,266.00     11,826.90       33,662.85       35,187.57          47,709.09
 6          Profit Before Tax                   6,936.70      3,378.92       14,325.50       10,650.21          12,597.56
 7          Provision for Taxation              2,308.29      1,208.29        4,818.18        3,511.41
                                                                                                                 3,600.32
 8          Prior period adjustments                   -             -               -                             225.69
 9          Net Profit                          4,628.41      2,170.63        9,507.32        7,138.80           8,771.55
 10         Paid up equity share capital
            Face value of Rs.10/-each.                                                                           6,300.00
 11         Reserves Excluding
            Revaluation Reserve                                                                                 88,669.73
 12         EPS
            Basic/Diluted (in Rs.)                  7.35          3.45           15.09           11.33              13.92
 13         Aggregate of non-promoter
            shareholding:-
        a.  Number of shares                                                                                  275,627,260
        b.  Percentage of shareholding                                                                             43.75%

 Notes:
     1      The above results have been taken on record by the Board of Directors in their meeting held on 30.01.2004.

     2     In respect of staff cost , an amount of Rs.350 Million has been written back during this Quarter.
           This is on account of  excess provision of gratuity of  earlier years.

     3     The Company has changed  the useful life  of  its Apparatus & Plants  and  Cables, Lines & Wires w.e.f. 1.4.2003.
           Accordingly, the depreciation which was charged @11.31% on Apparatus and Plants and 9.5% on Cables,Lines and Wires
           is now changed to 9.5% & 5.28% respectively. The above changes are based on technical evaluation. This has resulted decrease in depreciation by Rs. 2776 million for the 9 months ended 31.12.2003

     4     Other income for the 9 months ended 31.12.2003 includes an amount of  Rs. 441.8 Million towards unlinked credit written back.

     5      Previous period/year figures have been regrouped/ rearranged wherever necessary.

     6      The status of investor complaints received and disposed off during third quarter ended 31.12.2003 is as under:

                                                                                             (Nos.)
            Complaints pending at the beginning of the quarter
                                                                                                117
            Complaints received during this quarter
                                                                                                215
            Disposal of Complaints
                                                                                                292
            Complaints lying unresolved at the end of the quarter
                                                                                                 40


 Place:  Delhi                                                     For and on behalf of the Board
 Date :  30.01.2004

                                                                           R.S.P Sinha
                                                                    Chairman & Managing Director


        UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE THREE MONTHS ENDED ON 31/12/2003



                                                                                                        Rs. in Millions
S.NO           Particulars                                                       Cumulative for   Cumulative for  Year Ended
                                                           Q 3          Q 3           the          the period      31.3.2003
                                                        2003-04       2002-03   period ended 31-  ended 31-12-     (Audited)
                                                                                    12-2003           2002
1.      Income from Services
        Basic Services                                   14,858.13    14,276.46      44,934.83       42,939.50     56,463.46
        Cellular                                            439.67       355.06       1,316.55        1,332.97      1,693.08
        Unallocable                                         (58.23)           -        (187.86)              -        (91.24)
                                                Total    15,239.57    14,631.52      46,063.52       44,272.47     58,065.30

        Less: Inter Unit Income                                  -            -              -               -             -

        Net Income From Services                         15,239.57    14,631.52      46,063.52       44,272.47     58,065.30


2.      Segment result before interest/
         and Tax
        Basic Services                                    7,573.15     2,852.80      14,233.99        9,473.45     12,070.32
        Cellular                                             64.41       263.70         120.24          604.81       (308.22)
        Unallocable                                        (628.47)      329.38         204.33          721.43      1,163.65
                                                Total     7,009.09     3,445.89      14,558.55       10,799.69     12,925.75

        Less: Interest                                       72.40        66.97         233.05          149.48        328.19

        Less: Prior period Items                                 -            -              -              -         225.69

        Profit before tax                                 6,936.69     3,378.92      14,325.50       10,650.21     12,371.87

        Less: Provision for Tax                           2,308.29     1,208.29       4,818.18        3,511.41      3,600.32

        Profit after tax                                  4,628.41     2,170.63       9,507.32        7,138.80      8,771.55


3.      Capital Employed
        (Segment Assets - Segment Liabilities)
        Basic Services                                   47,647.02    52,794.83      47,647.02       52,794.83     49,696.74
        Cellular                                          1,851.67     1,382.15       1,851.67        1,382.15      1,109.29
        Unallocable                                      59,033.80    76,251.53      59,033.80       76,251.53     44,163.70
                                                Total   108,532.49   130,428.51     108,532.49      130,428.51     94,969.73



                                  PRESS RELEASE
                                  -------------

                        MAHANAGAR TELEPHONE NIGAM LIMITED

NET PROFIT INCREASED BY 113.23 % FOR THE QUARTER ENDING 31.12.2003 AS COMPARED TO THE CORRESPONDING QUARTER OF THE PREVIOUS YEAR.

INCOME OF THE COMPANY HAS INCREASED BY 6.56 % AS COMPARED TO THE CORRESPONDING QUARTER OF THE PREVIOUS YEAR.

         The Board of Directors of MTNL have taken on record the Unaudited financial results for the 3rd quarter ended on 31.12.2003. In spite of long distance call rates reduction by 48 % w.e.f. March 2003, the income of the Company has increased by 996.88 million i.e. by 6.56% in the 3rd quarter of financial year 2003-04 with the corresponding quarter of previous year. Against total income of Rs.15205.82 Million in 3rd quarter of the F.Y.2002-03, the Company has earned a revenue of Rs. 16202.70 Million in the 3rd quarter of the current financial year. Against other income of Rs.574.30 Million from services in 3rd quarter of the F.Y.2002-03, the Company has earned a revenue of Rs.963.13. Million in the 3rd quarter of the current financial year with a increase of 67.71%.

The depreciation during the current quarter has gone down by Rs. 2893.52 million i.e. by 128.67 % as compared to the corresponding quarter of the previous year. The decrease in depreciation is due to change in the useful life of apparatus & plants, Cables, Lines& wires w.e.f 1.4.2003 based on technical evaluation . It was necessitated in order to maintain consistency between accounts prepared under US GAAP and Indian Statutory accounts.

The profit before tax during this quarter ended on 31.12.2003 has gone up from Rs.3378.92 million to Rs.6936.69 million i.e. by Rs. 3557.77 million which is equivalent to 105.29% as compared to the corresponding quarter of the previous year ended on 31.12.2002.

         MTNL has made a net profit of Rs.4628.41 Million in the 3rd quarter of the current financial year against Rs.2170.63 Million in the corresponding quarter of the previous financial year. Thus the net profit of the company has increased in the current quarter by Rs.2457.78 million which is equivalent to
113.23 % as compared to the corresponding quarter of the previous year.



                                                           (R.S.P.Sinha)
                                                   Chairman & Managing Director
New Delhi
---------
30.1.2004.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Mahanagar Telephone Nigam Limited




                                            By      /s/ R.S.P. Sinha
                                                   -----------------------------
                                            Name:   R.S.P. Sinha
                                            Title:  Chairman & Managing Director


Date:   February 3, 2004